February 1, 2004



Pioneer Strategic Income Fund
60 State Street
Boston, MA  02109

Ladies and Gentlemen:

RE:  INVESTMENT MANAGEMENT FEE

Reference is hereby made to the Management Contract between Pioneer Strategic Income Fund (the "Trust") and Pioneer Investment Management, Inc. (the "Manager"), dated as of October 24, 2000. The Manager agrees, subject to approval by the Trust if indicated below, that Section 8 of the Management Contract is revised as follows:

8. The Trust shall pay to the Manager, as compensation for the Manager's services hereunder, a fee equal on an annual basis to the following percentages of the Trust's average daily net assets:

NET ASSETS                                  FEE
----------                                  ---
On the first $1 billion                     0.60%
On the next $9 billion                      0.55%
On assets over $10 billion                  0.50%

Pioneer understands that the annual investment management fee paid by the Trust may not subsequently be increased without approval of the Trust's Trustees and/or a majority of the Trust's shareholders, each as prescribed by the Investment Company Act of 1940, as amended.

Please sign both copies of this letter agreement, retain one copy for your records and mail the other original to Pioneer at the address below.

Very truly yours,

PIONEER INVESTMENT MANAGEMENT, INC.



By:      /s/ Osbert M. Hood
         Osbert M. Hood
         President

Accepted and agreed to this 1st day of February, 2004:

PIONEER STRATEGIC INCOME FUND



By:      /s/ Osbert M. Hood
         Osbert M. Hood
         Executive Vice President